Exhibit 12

Flotek Industries, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$2,367	$9,373	$17,933	$27,141	$(41,080)
Fixed charges.	753	881	1,121	3,738	10,716
Deduct:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	916	—

Earnings, as defined	$3,120	$10,254	$19,054	$29,963	$(30,364)

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$691	$827	$1,005	$3,501	$10,233
Estimate of interest within rental expense (1).	62	54	116	237	483

Fixed charges, as defined	753	881	1,121	3,738	10,716

Ratio of Earnings to Fixed Charges	4.14	11.64	17.00	8.02	(2.83)

(1)	One third of rental expense is deemed to be representative of interest.

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